Exhibit 1.1

CONVENIENCE TRANSLATION

Articles of Association

Biofrontera AG

I. General Provisions

§ 1

Company Name

The name of the Company is:

Biofrontera AG

§ 2

Registered Office

The registered office of the Company is Leverkusen.

§ 3

Purpose of the Company

(1)	The purpose of the Company is the research, development and distribution of pharmaceuticals, as well as the assumption of the position of a holding company, i.e. the acquisition and administration of companies or shares in companies.
(2)	The Company may engage in any business which directly or indirectly serves the purpose of the Company.
(3)	The Company may establish branches and acquire interests in similar companies in Germany and abroad. It may combine companies in which it holds an interest under its uniform management or limit itself to the management of the interest. It may spin off its operations in whole or in part to affiliated companies or transfer them to affiliated companies.

§ 4

Fiscal Year

The financial year shall be the calendar year

§ 5

Term of the Company

The Company is established for an indefinite period.

§ 6

Announcements and Information

(1)	Announcements of the Company shall be made in the electronic German Federal Gazette (elektronischer Bundesanzeiger), unless the law requires otherwise.
(2)	Information to the holders of admitted securities of the Company may also be transmitted by means of electronic media. Admitted securities in this sense are those admitted to trading on an organized market within the meaning of Section 2 (5) of the German Securities Trading Act (Wertpapierhandelsgesetz) in Germany.

II. Share Capital and Shares

§ 7

Share Capital

(1) The share capital of the Company amounts to EUR 56,717,385 (in words: Euro fifty-six million seven hundred and seventeen thousand three hundred and eighty-five) and is divided into 56,717,385 no-par value shares (share capital).

(2)	The share capital of the Company is conditionally increased by up to EUR 1,359,864 by issuing up to 1,359,864 new no-par value registered shares (no-par value shares) (Conditional Capital I). The conditional capital increase serves (i) to secure the granting of option rights and the agreement of option obligations in accordance with the bond terms and conditions or (ii) to secure the fulfillment of conversion rights and the fulfillment of conversion obligations in accordance with the bond terms and conditions, each of which will be issued, agreed or guaranteed by the Company or by its direct or indirect majority shareholdings (affiliated companies) in the period up to August 27, 2020 on the basis of the authorization of the Annual General Meeting on August 28, 2015.

The conditional capital increase is to be carried out only in the event of the issue of financial instruments on the basis of the authorization of the Annual General Meeting of August 28, 2015 and only to the extent that the holders or creditors of the financial instruments issued by the Company exercise their option or conversion rights or fulfill an option or conversion obligation. The new shares shall participate in profits from the beginning of the financial year in which they are created. The Executive Board is authorized, with the approval of the Supervisory Board, to determine the further details of the implementation of the conditional capital increase. The Supervisory Board is authorized to amend Art. 7 of the Articles of Association in accordance with the respective utilization of the conditional capital and after expiry of all option or conversion periods.

(3)
(3a)	[omitted]
(4)	In the event of a capital increase, the profit sharing of the new shares may be governed in deviation from Section 60 of the German Stock Corporation Act.
(5)	[omitted]
(6)	The share capital of the Company is conditionally increased by EUR 249,050 by issuing up to 249,050 no-par value registered shares (Conditional Capital III). The conditional capital increase serves exclusively to fulfill options granted until July 01, 2015 on the basis of the authorization of the Annual General Meeting on July 02, 2010. The conditional capital increase will only be carried out to the extent that the holders of the issued options exercise their right to subscribe for shares in the Company and the Company does not grant treasury shares or a cash settlement to fulfill the options. The new shares shall participate in profits from the beginning of the financial year in which they are created by the exercise of options.
(7)	[omitted].
(8)	The share capital of the Company is conditionally increased by EUR 1,554,984 by issuing up to 1,554,984 no-par value registered shares (no-par value shares) (Conditional Capital V). The conditional capital increase serves exclusively to fulfill option rights granted until August 27, 2020 on the basis of the authorization of the Annual General Meeting on August 28, 2015. The conditional capital increase will only be implemented to the extent that the holders of the issued options exercise their right to subscribe for shares in the Company and the Company does not grant treasury shares or a cash settlement to fulfill the options. The new shares shall participate in profits from the beginning of the financial year in which they are created through the exercise of options. The Supervisory Board is authorized to amend § 7 of the Articles of Association in accordance with the respective utilization of the conditional capital and after expiry of all option or conversion periods.

§ 8

Shares

(1)	The shares shall be registered shares.

(2)	The right of shareholders to have their share certificates or individual share certificates issued is excluded. The form and content of the share certificates shall be determined by the Management Board with the approval of the Supervisory Board. The Company may combine individual shares in share certificates evidencing a plurality of shares (global shares, global certificates). This shall apply accordingly to dividend coupons and renewal coupons as well as bonds and interest and renewal coupons.
(3)	If a resolution to increase the capital does not contain a provision as to whether the new shares are bearer shares or registered shares, they shall be registered shares.

III. The Management Board

§ 9

Composition and Management

(1)	The Management Board shall consist of one or more persons. The number of members of the Management Board shall be determined by the Supervisory Board.
(2)	The members of the Management Board shall be appointed and dismissed by the Supervisory Board. The Supervisory Board may appoint one Management Board member as Chairman or Spokesman of the Management Board and another member as Deputy Chairman.
(3)	The Management Board shall adopt its own rules of procedure unless the Supervisory Board adopts rules of procedure for the Management Board.

§ 10

Representation

If several members of the Management Board have been appointed, the Company shall be represented by two members of the Management Board acting jointly or by one member of the Management Board acting jointly with an authorized signatory (Prokurist). If only one member of the Management Board has been appointed, he or she shall represent the Company alone. The Supervisory Board may grant individual power of representation to one, several or all members of the Management Board. The Supervisory Board may exempt members of the Management Board in general or in individual cases from the prohibition on multiple representation pursuant to Section 181 2nd Alt. BGB; Section 112 of the German Stock Corporation Act remains unaffected.

§ 11

Management

The Management Board shall manage the business of the Company in accordance with the law, the Articles of Association and the Rules of Procedure.

IV. The Supervisory Board

§ 12

Composition and Term of Office of the Supervisory Board

(1)	The Supervisory Board shall consist of six members.
(2)	The members of the Supervisory Board shall be elected by the Annual General Meeting. The members of the Supervisory Board shall be elected for a term ending at the close of the General Meeting which resolves on their discharge for the fourth financial year after the beginning of their term of office, unless the Annual General Meeting specifies a shorter term of office at the time of election. The fiscal year in which their term of office begins is not included in this calculation. Re-election is permissible - also several times.
(3)	At the same time as electing the Supervisory Board members to be elected by it, the Annual General Meeting may elect substitute members who shall become members of the Supervisory Board in the manner to be determined at the time of election if Supervisory Board members cease to be members before the expiry of their term of office.
(4)	If a member elected by the Annual General Meeting ceases to be a member of the Supervisory Board before the expiry of his term of office, a new election shall be held for him at the next Annual General Meeting unless a substitute member has succeeded the member who has left. The term of office of the newly elected member or a succeeding member shall be for the remainder of the term of office of the departing Supervisory Board member.

§ 13

Resignation from Office on the Supervisory Board I Removal from Office

Any member of the Supervisory Board may resign from office at the end of a month by giving one month’s notice in writing to the Management Board. The right to resign from office for good cause shall remain unaffected. The dismissal of a Supervisory Board member to be elected by the shareholders requires a majority of at least three quarters of the votes cast.

§ 14

Chair, Rules of Procedure of the Supervisory Board

(1)	The Supervisory Board shall elect a Chairman and a Deputy Chairman from among its members. The election shall take place following each Annual General Meeting at which shareholder representatives on the Supervisory Board to be elected by the Annual General Meeting have been elected, in a meeting held without special notice. A simple majority of votes is sufficient for election. In the event of a tie, the election shall be decided by drawing lots.
(2)	If the Chairman or Deputy Chairman of the Supervisory Board retires from the Supervisory Board before the end of the term of office, the Supervisory Board shall elect a successor at its next meeting. In the event of premature departure of the Chairman of the Supervisory Board, the meeting of the Supervisory Board shall be convened by the Deputy Chairman.
(3)	The Supervisory Board shall adopt its own rules of procedure.

§ 15

Meeting of the Supervisory Board

(1)	The Supervisory Board shall hold two meetings per calendar year. It shall also hold meetings if required by law or if business so requires.
(2)	The meetings of the Supervisory Board shall be convened by the Chairman or, if he is prevented from doing so, by the Deputy Chairman in text form with 14 days’ notice. When calculating the notice period, the day on which the invitation is sent and the day of the meeting shall not be counted. In urgent cases, the notice period may be shortened appropriately and meetings may be convened orally or by telephone. The meetings of the Supervisory Board shall be held at the Company’s registered office or at another location agreed by all members of the Supervisory Board. The items on the agenda shall be communicated with the invitation.

§16

Resolutions of the Supervisory Board

(1)	Supervisory Board resolutions shall generally be passed at meetings. They may also be passed without a meeting being convened and the vote may also be taken orally, in writing, by telephone, fax or electronically or by video conference if the Chairman of the Supervisory Board so orders and at least three members of the Supervisory Board do not object to this procedure without delay.

(2)	Resolutions of the Supervisory Board shall require a majority of the votes cast unless otherwise stipulated by mandatory law. If a vote results in a tie, the Chairman shall have two votes in the event of a new vote on the same resolution if this also results in a tie.
(3)	Minutes shall be kept of the resolutions of the Supervisory Board. The minutes shall be signed by the Chairman of the Supervisory Board. The minutes shall record the place and date of the meeting, its participants, the items on the agenda, the resolutions of the Supervisory Board (including the statement by the Chairman of the Supervisory Board on the outcome of the resolution) and the main content of the negotiations. The minutes shall be forwarded to all members of the Supervisory Board without delay.
(4)	Declarations of intent by the Supervisory Board shall be made by the Chairman on behalf of the Supervisory Board. The Chairman, but not each member, shall be authorized to accept declarations on behalf of the Supervisory Board.
(5)	The Supervisory Board shall constitute a quorum if at least three members of the Supervisory Board participate in the adoption of the resolution. A member shall also participate in the adoption of resolutions if he abstains from voting. Absent Supervisory Board members may participate in the adoption of resolutions by having other Supervisory Board members submit written votes.
(6)	The Supervisory Board may resolve amendments to the Articles of Association which only affect the wording.

§ 17

Committees of the Supervisory Board

The Supervisory Board may invite experts and persons providing information to its meetings. It may delegate individual tasks incumbent upon it to committees or to individual members of the Supervisory Board, provided this does not conflict with statutory provisions.

§ 18

Remuneration of the Supervisory Board

(1)	Each member of the Supervisory Board shall receive an annual fixed remuneration of EUR 20,000. The Chairman shall receive twice this amount, the Deputy Chairman 1.5 times this amount.
(2)	The members of the Supervisory Board shall additionally receive the following remuneration for their activities in Supervisory Board committees:

a. Each member of the Audit Committee shall receive EUR 3,000, the Chairman of the Audit Committee shall receive twice this amount.

b. Each member of another committee receives EUR 2,000, the chairman of another committee receives double this amount. Membership of the Nomination Committee is not taken into account.

Committee activities are taken into account for a maximum of two committees. If this number is exceeded, the two highest-paid memberships shall be decisive.

(3)	Supervisory Board members who are members of the Supervisory Board or a committee for only part of the fiscal year or who chair or vice-chair the Supervisory Board or chair a committee shall receive pro rata compensation.
(4)	In addition, the members of the Supervisory Board shall receive an attendance fee of EUR 1,000 for each participation in a meeting of the Supervisory Board or its committees. Participation in telephone and video conferences or participation in a meeting by means of connection by telephone and video conference shall be remunerated accordingly with an attendance fee. For several meetings - whether of the Supervisory Board or of committees - held on one calendar day, an attendance fee shall be paid only once in total.
(5)	Furthermore, the members of the Supervisory Board, with the exception of the Chairman and his Deputy, shall receive a remuneration of EUR 4,000 for chairing a General Meeting.
(6)	The remuneration shall be paid after the end of each quarter.
(7)	The Company shall reimburse the members of the Supervisory Board for expenses incurred in the exercise of their office, including any value-added tax (VAT) payable on the remuneration and the reimbursement of expenses.
(8)	The Company shall include the performance of the duties of the members of the Supervisory Board in the coverage of a financial loss liability insurance policy taken out by the Company.

V. The Annual General Meeting

§ 19

Place of the Annual General Meeting

The Annual General Meeting shall be held at the registered office of the Company, a German city with a population of more than 100,000 or at a German stock exchange.

§ 20

Convening of the Annual General Meeting and Right to Attend

(1)	The Annual General Meeting shall be convened by the Management Board unless other persons are authorized to do so by law. Unless a shorter period is permitted by law, it shall be convened at least thirty days before the meeting. The day of convocation and the day of the Annual General Meeting shall not be counted. The period of notice shall be extended by the days of the registration period (Art. 20 par. 2).
(2)	Only those shareholders who are entered in the share register and have registered in good time shall be entitled to attend the Annual General Meeting and exercise their voting rights. The registration must be received by the Company at the address specified for this purpose in the notice of the meeting at least six days before the meeting; however, the notice of the meeting may provide for a shorter period of up to three days to be measured in days (registration period). The day of receipt and the day of the Annual General Meeting shall not be counted. The Management Board may specify the details of the form of registration in the notice convening the General Meeting, in particular whether this is to be in writing, by fax, in text form or by an (electronic) means to be specified by the Company.
(3)	The Annual General Meeting which resolves on the ratification of the acts of the Management Board and the Supervisory Board, on the appropriation of profits and - to the extent necessary - on the adoption of the annual financial statements shall be held within the first eight months of each financial year.

§ 21

Procedure of the Annual General Meeting

(1)	The Annual General Meeting shall be chaired by the Chairman of the Supervisory Board or, if he is prevented from doing so, by his deputy, or by another member to be determined by the Supervisory Board. In the event that no member of the Supervisory Board takes the chair, the chairman of the meeting shall be elected by the Annual General Meeting.
(2)	The chairman of the meeting may determine a sequence of items to be discussed which deviates from the sequence announced in the agenda. He shall also determine the type and form of voting.
(3)	The chairman of the meeting shall be entitled to impose reasonable time limits on the shareholders’ right to speak and ask questions; in particular, he may set reasonable time limits for the course of the meeting, for discussion of the items on the agenda and for individual speeches and questions.
(4)	The members of the Management Board and Supervisory Board should attend the Annual General Meeting in person. Supervisory Board members who are prevented from attending in person for good cause may also participate by means of video and audio transmission.

(5)	The chairman of the meeting is authorized to permit partial or complete transmission of the Annual General Meeting in picture and sound in a manner to be determined by him.

§ 22

Resolutions

(1)	Each share shall entitle the holder to one vote at the Annual General Meeting.
(2)	Unless otherwise stipulated by the Articles of Association or by law, resolutions of the Annual General Meeting shall be adopted by a simple majority of the votes cast. If, in addition to a simple majority of the votes cast, the law requires a majority of the capital stock represented when the resolution is adopted, a simple majority of the capital stock represented shall suffice, insofar as this is legally permissible; this applies in particular to resolutions pursuant to Section 103 AktG (dismissal of Supervisory Board members), Section 179 AktG (amendments to the Articles of Association), Section 182 AktG (increase in capital stock against contributions), Section 207 AktG (capital increase from corporate funds) and Section 221 AktG (in particular issue of convertible bonds, profit participation bonds).

§ 23

Voting by Proxy

Voting rights may be exercised by proxy. The exercise of voting rights by proxy requires a power of attorney. The power of attorney may in any case be granted in writing or by fax; any other forms regulated by law for the granting of the power of attorney, its revocation and the proof of authorization vis-à-vis the Company, in particular legally mandatory facilitations, are not restricted by the Articles of Association. The statutory provisions shall apply to the granting of powers of attorney to credit institutions, shareholders’ associations or other persons equivalent to these in accordance with Section 135 of the German Stock Corporation Act (AktG).

VI Accounting and Allocation of the Net Income for the Year

§ 24

Accounting

The Management Board shall prepare the annual financial statements (balance sheet, income statement, notes) and the management report as well as the consolidated financial statements and management report within the statutory periods and submit them to the Supervisory Board and the auditor. At the same time, the Management Board shall submit to the Supervisory Board a proposal for the appropriation of net income. Sections 298 (3) and 315 (3) of the German Commercial Code (HGB) remain unaffected.

§25

Allocation of the Net Income for the Year

(1)	The Management Board and Supervisory Board are authorized, when adopting the annual financial statements, to transfer to other revenue reserves, in part or in full, the net income for the year remaining after deduction of the amounts to be transferred to the legal reserve and any loss carried forward. The transfer of more than half of the net income for the year shall not be permitted if the other revenue reserves would exceed half of the capital stock after the transfer.
(2)	The profit shares of the shareholders shall be assessed in proportion to their share in the share capital.

VII. Final Provisions

§26

Formation and Change of Legal Entity

(1)	The Company has come into existence through a change of legal entity of Biofrontera Pharmaceuticals GmbH with registered office in Leverkusen.
(2)	The expenses for the transformation into the legal entity of a stock corporation and for the formation shall be borne by the Company up to an amount of EUR 15,000.00.

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